Exhibit 99.1

Hexindai to Hold Annual General Meeting on December 16, 2020

BEIJING, November 6, 2020,  Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a mobile e-commerce and consumer lending platform in China, today announced that it will hold an annual general meeting of shareholders (the “AGM”) at the Conference Room, 5th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, at 10:00 a.m. (Beijing Time) on December 16, 2020.  Shareholders listed in the register of members of the Company at the close of business on November 6, 2020 (Cayman Islands Time) are entitled to receive notice of, attend and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares which are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Copies of the notice of AGM, which sets forth the resolutions to be proposed to and voted upon by the shareholders, the proxy statement and the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2020 are available on the Investor Relations section of the Company’s website at http://ir.hexindai.com/ and on the SEC’s website at www.sec.gov.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a mobile e-commerce and consumer lending platform based in Beijing, China. The Company collaborates with brands both online and offline to offer high-quality and affordable branded products through its new form of social e-commerce mobile platform and facilitates loans to meet the increasing consumption needs of underserved prime borrowers through its online consumer lending marketplace. Hexindai’s strong user acquisition capabilities, cutting-edge risk management system, and strategic relationships with respected financial institutions allow the Company to generate higher customer satisfaction, reliance, and realize fast growth.

For more information, please visit http://ir.hexindai.com/

For investor inquiries, please contact:

Hexindai

Investor Relations

Ms. Zenabo Ma

Email: ir@hexindai.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10- 5900-1548

E-mail: Eyuan@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com